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      Intermagnetics
IGC----------------------
      General Corporation

                                                     November 19, 2004

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC  20549-0510


                    FORM 10-K FOR THE YEAR ENDED MAY 30, 2004
                    -----------------------------------------

Note A - Significant accounting Policies - Revenue Recognition
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     1.   You indicate in your response to prior comment number 12 that you recognize revenue under research and development contracts with the US Government as well as other customers.
          o In future filings, revise your income statement captions "net sales" and "costs of products sold" to "net revenues" and "costs of revenues" or some other similarly worded captions to clarify that these line items reflect revenues and costs related to both products and services.
               o    RESPONSE;
               IN FUTURE FILINGS WE WILL REVISE OUR CAPTIONS FOR THE ABOVE THE ITEMS TO "NET REVENUES" AND "COSTS OF REVENUES".

          o Revise your revenue recognition policy to better differentiate between products sales and revenue earned under research and development agreements. Your response indicates that all of your research and development contracts are accounted for in accordance with SOP 81-1. Your current accounting policies appear to differentiate between revenues recognized under research and development contracts with the federal government and other customers.
               o    RESPONSE;
               IN FUTURE FILINGS WE WILL REVISE OUR DISCLOSURE TO BETTER DIFFERENTIATE BETWEEN PRODUCT SALES AND REVENUE EARNED AS A RESULT OF FUNDED RESEARCH AND DEVELOPMENT PROJECTS. ADDITIONALLY, WE WILL NO LONGER MAKE ANY DISTINCTION BETWEEN REVENUES ACCOUNTED FOR IN ACCORDANCE WITH SOP 81-1.


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          o    You indicate under your product research and development
               accounting policy that these costs are included in operating expenses. Based on your response letter and your disclosures on page 19 (which presents product research and development costs for 2004, 2003 and 2002 that are in excess of the amounts reflected under the caption "product research and development" on your consolidated income statements), we assume that you have reflected product research and development expenses incurred under research and development contracts within cost of products sold. Please revise your future disclosures to clarify.
               o    RESPONSE;
               YOUR ASSUMPTION IS CORRECT. WE DO REPORT EXPENSES INCURRED UNDER RESEARCH AND DEVELOPMENT CONTRACTS WITHIN COST OF PRODUCTS SOLD. WE WILL REVISE OUR FUTURE DISCLOSURES TO CLARIFY WHERE THESE EXPENSES ARE RECORDED.

     FORM 10-Q FOR THE QUARTER ENDED AUGUST 29, 2004 AND FORM 8-K/A#1 DATED
     ----------------------------------------------------------------------
                               SEPTEMBER 29, 2004
                               ------------------

     2. We note your response to our prior comments 17 and 18 that you will amend your Form 10-Q for the quarter ended August 29, 2004 and Form 8-K/A#1 dated September 29, 2004. Please file these reports as soon as possible.
               o    RESPONSE;
               WE ARE IN THE PROCESS OF GATHERING AND COMPLETING THE REQUIRED INFORMATION AND WILL REVISE THE ABOVE REPORTS AS SOON AS POSSIBLE.

General
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     3.   As requested in our comment letter dated October 14, 2004, please provide the three acknowledgements in your next response to us. These are:
          o The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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          o    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               o    RESPONSE;

          WE ACKNOWLEDGE:

          o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THEIR FILINGS;
          o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND
          o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.



          /s/ Glenn H. Epstein
          -------------------------------------------------
          GLENN H. EPSTEIN
          CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
          NOVEMBER 19, 2004



          /s/ Michael K. Burke
          -------------------------------------------------
          MICHAEL K. BURKE
          CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
          NOVEMBER 19, 2004